UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: February 22, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date:	February 22, 2010	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-10-TR	Date: February 22, 2010

Teck Media and Investor Webcast Advisory

Vancouver, BC – Ron Vance, Teck Resources Limited’s (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) SVP Corporate Development, will be presenting at the Morgan Stanley Global Basic Materials Conference on Thursday, February 25, 2010 at 4:15pm Eastern/1:15pm Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The presentation will be webcast through the following link at:

http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=TCK&item_id=2739412

Alternatively, the webcast with supporting slides will be available on Teck’s homepage at: www.teck.com.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

For further information please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

greg.waller@teck.com